SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.


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                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION Attains Gold Certified Partner Status in Microsoft Partner Program dated July 8, 2009.

                                                                          ITEM 1

RADVISION Attains Gold Certified Partner Status in Microsoft Partner Program

RADVISION Further Distinguishes Itself by Earning Microsoft Competencies in Both Networking Infrastructure and ISV/Software Solutions

Press Release

Source: RADVISION(R) Ltd.

On Wednesday July 8, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced it has attained Gold Certified Partner status in the Microsoft Partner Program with competencies in both Networking Infrastructure and ISV/Software Solutions, recognizing RADVISION's expertise and impact in the technology marketplace. As a Gold Certified Partner, RADVISION has demonstrated expertise with Microsoft technologies and a proven ability to meet customers' needs. Microsoft Gold Certified Partners receive a rich set of benefits, including access, training and support, giving them a competitive advantage in the channel.

"We are extremely pleased to have attained Gold Certified Partner status in the Microsoft Partner Program for the fourth year running. This allows us to clearly promote our expertise and relationship with Microsoft to our customers," said Bob Romano, VP Enterprise Marketing of RADVISION. "The benefits provided through our Gold Certified Partner status will allow us to continue to enhance the offerings that we provide for customers."

"Customers are looking for partner companies that can bridge the gap between their business demands and technology capabilities," said Allison Watson, corporate vice president of the Worldwide Partner Group at Microsoft Corp. "They need to trust in a company that can act as an expert adviser for their long-term strategic technology plans. Microsoft Gold Certified Partners, which have certified expertise and direct training and support from Microsoft, can build a positive customer experience with our technologies. Today, Microsoft recognizes RADVISION as a Gold Certified Partner for demonstrating its expertise in providing customer satisfaction using Microsoft products and technology."

As one of the requirements for attaining Gold Certified Partner status, RADVISION had to declare a Microsoft Competency. Microsoft Competencies are designed to help differentiate a partner's capabilities with specific Microsoft technologies to customers looking for a particular type of solution. Each Competency has a unique set of requirements and benefits, formulated to accurately represent the specific skills and services that partners bring to the technology industry. Within select Competencies, there are Specializations that focus on specific solution areas that recognize deeper expertise within that Competency. Serving as a specialized path to earning those Competencies, Specializations give direct access to the tools and resources that support that specific area of focus.

Microsoft partners
enrolled in the Networking Infrastructure Solutions Competency have proven their proficiency in implementing solutions based on Microsoft's Windows Server 2003 or Windows Server 2008 Operating Systems, or Windows Small Business Server 2008 and Essential Business Server 2008. These implementations may include crafting solutions that connect Windows-based servers, PC locations and the Internet; installing a server farm; or building a small-business Windows Server stand-alone solution that includes file and print capabilities.

"We place tremendous value on our partners, which help us deliver solutions and applications to customers," said Ward Ralston, group product manager for Windows Server at Microsoft Corp. "Solutions competencies provide an integrated partnering framework that recognizes an enterprise's expertise and rewards it for the effect it has in the technology marketplace. It also allows companies to demonstrate for customers their broad knowledge of building wide-ranging solutions based on Microsoft technologies, such as setting up networks using Windows Server 2008 and the Windows Essential Server Solutions product line."

The ISV/Software Solutions Competency recognizes the skill and focus partners bring to a particular solution set. Microsoft Gold Certified Partners that have obtained this competency have a successful record of developing and marketing packed software based on Microsoft technologies.

"Solutions competencies are an important way for Microsoft to better enable ISVs to meet customer needs," said Walid Abu-Hadba, corporate vice president of the Developer and Platform Evangelism Group at Microsoft Corp. "They allow ISVs to keep and win customers through their deep knowledge of solutions-based Microsoft platform technologies. Microsoft has a long history of working closely with ISV partners to help them deliver compelling solutions and applications to our mutual customers, and the Microsoft Competencies are an important step in continuing to enhance vital relationships with ISVs worldwide."

The Microsoft Partner Program was launched in October 2003 and represents Microsoft's ongoing commitment to the success of partners worldwide. The program offers a single, integrated partnering framework that recognizes partner expertise, rewards the total impact that partners have in the technology marketplace, and delivers more value to help partners' businesses be successful.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: July 31, 2009